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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                          For the month of March 1999



                          PEAK INTERNATIONAL LIMITED
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                   Units 3, 4, 5 and 7,  37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F  X                              Form 40-F
                         ---                                       ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                  No   X
                              ---                  ---

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          On March 11, 1999, Peak International Limited ("Peak") reported the results of its special general meeting of shareholders held on March 10, 1999. At the meeting, shareholders approved an amendment to the bye-laws of Peak to enable shareholders to remove any director from office by a majority vote rather than by the previously required 75% vote. Shareholders also voted in favor of the removal of Richard Brook as a director of Peak.

          Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

          Peak files the following exhibit as part of this Report:

          Exhibit 99.1   Copy of the Press Release, dated March 11, 1999.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PEAK INTERNATIONAL LIMITED

Date:  March 19,1999                  By: /s/ Jerry Mo
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                                         Jerry Mo
                                         Chief Financial Officer

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